-------------------------- PRESS RELEASE --------------------------


FOR IMMEDIATE RELEASE
April 21, 1999

                  TAVA TECHNOLOGIES, INC SIGNS MERGER AGREEMENT


ENGLEWOOD, Colo., April 21, 1999 -- TAVA Technologies, Inc. (Nasdaq: TAVA) announced today that it has entered into an Agreement and Plan of Reorganization pursuant to which TAVA will be acquired by a wholly-owned subsidiary of Real Software Group NV ("Real Software"), a Belgian corporation, in a cash merger transaction for $8.00 per share (the "Merger"). Upon completion of the Merger, TAVA will no longer be traded on NASDAQ.

Real Software, an IT services and products company, is publicly traded on the Brussels Stock Exchange and has an equity market capitalization of approximately
1.5 billion Euros or $1.6 billion at current exchange rates. The company provides a comprehensive range of IT services to clients in Europe, Asia and the U.S. through its group of internal business units and more than 20 subsidiary operations. Current Real Software interests in the U.S. include the INC Group, an ERP consulting and implementation company with staff of more than 200. The company's strategy is to address clients as a single point solution provider of all their IT needs, from E-commerce to shop floor maintenance management.

Pursuant to the terms of the Merger, each outstanding share of TAVA will be exchanged for $8.00 in cash. The Merger values the diluted equity of TAVA at approximately $196,000,000 and represents a 59% premium to the closing price of TAVA shares four weeks before the announcement. Real Software will finance the Merger in part with cash and a committed debt financing facility.

Prudential Securities, Inc. served as financial advisor and delivered a fairness opinion to the Special Committee of the Board of Directors of TAVA.

Broadview International served as advisors to the Real Software Group.

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Consummation  of the Merger  (which is expected to occur during  Summer 1999) is
subject  to  certain  conditions,   including,   without  limitation:  (i)  TAVA
shareholder approval: (ii) the receipt of all requisite approvals by applicable public and regulatory authorities; and (iii) certain other conditions, indulging absence of any material adverse change in TAVA's business, prospects or financial condition, and a requirement by Real Software that four of TAVA's executive officers, including John Jenkins, President & CEO, enter into employment agreements with the continuing private company.

Statements made in this press release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Risks and uncertainties which could affect TAVA and the consummation of the transaction described in this press release include the conditions to the merger discussed in this release; the factors discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 and in any subsequent reports filed with the Securities and Exchange Commission, to which reference should be made.

Contacts:
TAVA Technologies, Inc.                 Scott Liolios, Investor Relations
Doug Kelsall, CFO                       (949) 574-3860
Donna Key, General Counsel
(303)  771-9794